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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAR 1 1 2021

Washington, DC

SEC FILE NUMBER
8-37373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbour Investments Inc

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

575 D'Onofrio Drive, Suite 300

(No. and Street)

Madison   WI   53719
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rhonda Meyer   608-662-6100
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.

(Name – *if individual, state last, first, middle name*)

222 S Ninth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rhonda Meyer _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Harbour Investments Inc _____ , as
of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

JEREMEY J BROWN
NOTARY PUBLIC
STATE OF WISCONSIN

Expires
4-21-23

SVP & COO
_____
Title

2-26-2021

_____
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

FINANCIAL STATEMENTS

For the Year Ended December 31, 2020

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

TABLE OF CONTENTS

Page

FINANCIAL STATEMENTS



Mayer Hoffman McCann P.C.
1000 Campbell Mithun Tower, 222 S. Ninth St. ◼ Minneapolis, MN 55402
Main: 612.339.7811 ◼ Fax: 612.339.9845 ◼ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Harbour Investments, Inc.
Madison, Wisconsin

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Harbour Investments, Inc. ("the Company") as of December 31, 2020, and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2009.

Mayer Hoffman McCann P.C.

Mayer Hoffman McCann, P.C.
Minneapolis, Minnesota
February 25, 2021

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash and cash equivalents	$ 851,580
Commissions receivable	4,342,125
Marketable securities owned, at fair value	115,168
Total assets	$ 5,308,873

LIABILITIES

Accounts payable	$ 116,987
Commissions payable	4,014,539
Deferred income taxes	6,182
Income taxes payable	35,292
Total liabilities	4,173,000

STOCKHOLDERS' EQUITY

Common stock, no par value; 2,000,000 shares authorized; 200,000 shares issued and outstanding	16,500
Paid-in capital	6,500
Retained earnings	1,112,873
Total stockholders' equity	1,135,873
Total liabilities and stockholders' equity	$ 5,308,873

See notes to financial statements.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Harbour Investments, Inc. (the company), is a member of the Financial Industry Regulatory Authority and is registered with the Securities and Exchange Commission as a securities broker/dealer. The company serves primarily as an introducing broker in connection with the sale of mutual funds, direct participation programs and advisory services throughout the United States.

A. CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

B. COMMISSIONS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Commissions receivable consists of commissions revenue that has been recognized on a trade date basis but has not yet been received. Management considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they are charged to operations in the period in which that determination is made.

C. MARKETABLE SECURITIES

The company maintains short-term and long-term investments, classified as trading securities. Trading securities are recorded at fair value, with net realized and unrealized gains and losses and dividend income reported as investment income or loss. The fair value of securities is determined by obtaining quoted market prices.

D. INCOME TAXES

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the differences of the valuation of investment securities for financial and income tax reporting in accordance with ASC No. 740 ("Accounting for Income Taxes"). Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

4

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

At December 31, 2020, there was a net deferred tax liability asset in the amount of $6,182 from current net unrealized gains on securities and capital loss carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Income taxes are different from statutory rates as a result of state minimum fees.

E. REVENUE RECOGNITION

A description of the company's revenue streams accounted for under ASC 606 follows:

Commission revenue results from transactions in equity securities, mutual funds, variable annuities and other financial products and services. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the company's influence, the company does not believe that it can overcome this constraint until the market value of the fund and the investors activities are known, which are usually monthly or quarterly. 12b-1 distribution fees are paid by the mutual fund over a period of time based on a percentage of the fund's daily net asset levels. The company estimates certain of its concession and fee revenues based on its historical analysis of the revenues received along with an assessment of current market conditions and activity which may affect amounts earned. Commission revenue in connection with the sale of limited partnership interests is recognized when all conditions of the customer's investment are met.

Advisory fees are recognized on a monthly basis over the period in which the investment services are performed. Advisory fees earned are generally based on the fair market value of the assets under management. Advisory fees are calculated at the investor level and depending on the program, use their monthly, average monthly or quarter-ending capital balances. Since advisory fees are based on assets under management, significant changes in fair value of these assets will have an impact on the fees earned in future periods.

Revenues from Contracts with Customers

Commissions	$28,030,679
Advisory Services	$30,923,140
Total Revenue from Contracts with Customers	$58,538,819

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

F. **ESTIMATES**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. **ACCOUNTING FOR UNCERTANITY IN INCOME TAXES**

The company reviews and assesses its tax positions taken or expected to be taken in its tax returns. Based on this assessment the company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The company's assessment has not identified any significant positions that it believes would not be sustained under examination. Interest and penalties related to uncertain tax positions would be accrued as income tax expense.

The company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdiction. Uncertain tax positions includes those related to tax years that remain subject to examination. The company's federal income tax returns are subject to examination by the IRS, generally for three years after they are filed. In addition, the company's state tax returns are subject to examination by state tax authorities for similar time periods.

H. **FAIR VALUE MEASUREMENTS**

ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

- Level One - Quoted prices in active markets for identical assets or liabilities.

- Level Two - Inputs other than Level One that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level Three - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

As of December 31, 2020, the company's financial assets which were measured at fair value in accordance with ASC 820 consisted of $115,168 of marketable securities employing Level One inputs.

I. OFF-BALANCE-SHEET CREDIT AND MARKET RISK

In the normal course of business, the company's customer activities involve the execution, settlement, and financing of various customer investment transactions. These activities may expose the company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the company is liable to the clearing firm for the transactions of its customers.

J. COVID - 19

In March 2020, the World Health Organization ("WHO") classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The company has not experienced a significant impact to their business to date. The extent to which this outbreak ultimately impacts our results of operations, cash flows and financial condition will depend on future developments, which are highly uncertain, unpredictable and cannot be reasonably estimated at this time.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - INCOME TAXES

Composition of income tax expense (benefit) for the year ended December 31, 2020, is as follows:

Current taxes		
Federal	$	24,420
State		9,468
Total current taxes		33,888
Deferred taxes		
Deferred tax benefit	$	3,135
Total deferred tax expense (benefit)		3,135
Total income tax expense	$	37,023

The company's total deferred tax assets and liabilities at December 31, 2020, are as follows:

Deferred tax asset	$	554
Deferred tax liability		(6,736)
Net deferred tax liability	$	(6,182)

Deferred tax assets are the result of a capital loss carryforward of $2,032 at December 31, 2020, that expires in 2022.

Deferred tax liabilities are a result of net unrealized gains on securities at December 31, 2020.

The company paid $84,896 of income taxes during the year ended December 31, 2020.

NOTE 3 - RELATED PARTY TRANSACTIONS

Management and administration of the company are provided under a month-to-month contract with Harbour Management, LLC, a company 100% owned by the majority stockholder of Harbour Investments, Inc. The management company is responsible for the payment of all management and administration expense. Harbour Investments, Inc. paid management fees of $6,013,827 for the year ended December 31, 2020. See Note 4 for additional related party information.

NOTE 4 - GUARANTEES

The company guarantees an office lease agreement for the benefit of Harbour Management, LLC, a related party through common ownership. In the event and for whatever reason, if Harbour Management, LLC is unable to fulfill the terms of the office lease agreement, Harbour Investments, Inc. will assume the responsibility of the entire office lease agreement from that point forward and the entirety of the agreement. The lease is paid monthly and expires August 2025. On June 25, 2020, the company amended the lease to add three option periods of five years each. In addition to the monthly base rent, the future annual lease payments include an estimated monthly fee for common area expenses of $4,950 for the term of the lease.

The following is a schedule of the future annual lease payments that would be required under the terms of the lease if the company had to assume the lease for the years ended December 31:

2021	$ 139,250
2022	141,259
2023	143,291
2024	145,392
2025	97,882
	$ 667,074

Management anticipates Harbour Management, LLC will be able to fulfill the terms of the office lease agreement; therefore this obligation is not included on the statement of financial condition.

NOTE 5 - CAPITAL REQUIREMENTS

The company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits a broker/dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule, subject to a minimum net capital requirement of the greater of $100,000 or six and two-thirds of aggregate indebtedness. Aggregate indebtedness at December 31, 2020, was $4,173,000 while the company had net capital of $810,095 and a net capital requirement of $278,200. The company's net capital ratio was 5.15 to 1.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - SECURITIES OWNED

Marketable securities owned consist of trading securities at quoted fair values, as summarized below.

	Fair Value	Cost	Unrealized Gain
Mutual funds	115,168	90,437	24,731
	$ 115,168	$ 90,437	$ 24,731

Equity securities are valued at the closing price reported on an active market on which the individual securities are traded. Mutual funds are valued at the net asset value of shares held by the company at year end.

Investment loss reflected on the statement of operations includes realized and unrealized gains and losses as follows:

Unrealized and realized gains	$ 13,614
Net unrealized and realized gains	$ 13,614

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The company places its cash and temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit. The company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

NOTE 8 - LITIGATION

The company is subject to various lawsuits, claims, and counterclaims. Such matters are subject to the resolution of many uncertainties, and accordingly, outcomes are not predictable with assurance. Although the company believes that amounts provided in its financial statements are adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to discharge alleged liabilities from these matters will not have a material adverse affect on its financial condition, results of operations, or cash flows. Any amounts of costs that may be incurred in excess of those amounts provided as of December 31, 2020, cannot be determined.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

NOTES TO FINANCIAL STATEMENTS

NOTE 9 - DEPOSIT WITH CLEARING ORGANIZATIONS

The company clears securities transactions with one organization. The company has cash of $69,000 on deposit with the clearing organizations at December 31, 2020.

NOTE 10 - CUSTOMER TRANSACTIONS

The company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraphs k(2)(i) and k(2)(ii) of the rule.

NOTE 11 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2021, the date which the financial statements were available for issue.